VOTING INSTRUCTION FORM
ONCOLYTICS BIOTECH INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: TUESDAY, MAY 11, 2010 AT 4:30 P.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 26, 2010
PROXY DEPOSIT DATE: MAY 07, 2010
ACCOUNT NUMBER:
CUSIP: 682310107 **CUID:** S57850 E **CONTROL NO. :**

APPOINTEE(S) **BRADLEY G. THOMPSON, DOUGLAS A. BALL**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS
1 *- TO FIX THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT ---->>> NINE (9).	FOR 0010110 --->>>
2 *- THE ELECTION OF DIRECTORS FROM THE MANAGEMENT PROPOSED NOMINEES. -->>> THE NOMINEES ARE: BRADLEY G. THOMPSON, DOUGLAS A. BALL, WILLIAM A. COCHRANE, JIM DINNING, ED LEVY, J. MARK LIEVONEN, ROBERT B. SCHULTZ, FRED A. STEWART AND GER VAN AMERSFOORT.	FOR 0010112 --->>>
3 *- TO APPOINT ERNST & YOUNG, LLP, CHARTERED ACCOUNTANTS, AS ---------->>> AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0010200 --->>>
4 *- TO APPROVE AND AUTHORIZE THE AMENDMENTS TO THE CORPORATIONS ------>>> STOCK OPTION PLAN TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES ISSUABLE PURSUANT TO THE EXERCISE OF OPTIONS GRANTED THEREUNDER BY 2,026,022 COMMON SHARES, AS DESCRIBED IN THE INFORMATION CIRCULAR OF THE CORPORATION DATED MARCH 26, 2010.	FOR 0022402 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

Item			
1	FOR ☐	AGAINST ☐	
2	FOR ☐		WITHHOLD ☐
3	FOR ☐		WITHHOLD ☐
4	FOR ☐	AGAINST ☐	

CONTROL NO. : →

Broadridge™
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

3
3
S57850 E
1 OF 1

ONCOLYTICS BIOTECH INC.
210-1167 KENSINGTON CRESCENT N.W.
CALGARY, AB T2N 1X7
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S) * INVALID IF NOT SIGNED *